Exhibit 99.98

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

WonderFi Technologies Inc. (the “Company”)

2200 HSBC Building, 885 West Georgia Street

Vancouver, British Columbia V6C 3E8 Canada

Item 2:	Date of Material Change

February 21, 2022

Item 3:	News Release

The news release with respect to the material change referred to in this report was disseminated by the Company on February 18, 2022 through the facilities of NewsFile Corp. and subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On February 21, 2022, the Company has announced that it has appointed John Rim as its Chief Financial Officer.

Item 5:	Full Description of Material Change

On February 21, 2022, the Company has announced that it has appointed John Rim as its Chief Financial Officer following the resignation of Steven Krause from this position. Steven Krause will continue to work with the Company as an advisor.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7:	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8:	Executive Officer

Ben Samaroo, Chief Executive Officer,

WonderFi Technologies Inc.

Telephone: (778) 843-9637

Item 9:	Date of Report

February 28, 2022.